Notice of Exempt Solicitation

NAME OF REGISTRANT: United Parcel Service, Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 13 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

March 24, 2023

Dear United Parcel Service, Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 9 on the proxy card, which asks the Company to assess the risks and costs caused by state policies that restrict reproductive rights. The Proposal makes the following request:

Resolved: Shareholders request that the UPS Board of Directors issue a public report prior to December 31, 2023, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	The overturning of Roe v. Wade has restricted access to abortion care in states where UPS has operations, with more restrictions likely.

Reproductive rights are under siege in the United States. Since the Supreme Court’s overturning of Roe v. Wade in June 2022 with the Dobbs decision, 24 states have banned abortion or are likely to do so.1 In Georgia, where UPS is headquartered, abortion is banned after 6 weeks except in cases of life or health endangerment.2

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1 “Six Months Post-Roe, 24 US States Have Banned Abortion or Are Likely to Do So: A Roundup,” Guttmacher Institute at https://www.guttmacher.org/2023/01/six-months-post-roe-24-us-states-have-banned-abortion-or-are-likely-do-so-roundup.

2 "An Overview of Abortion Laws,” Guttmacher Institute, 2.1.23, at https://leanin.org/research/abortion-access-workplace-issue#!

https://www.guttmacher.org/state-policy/explore/overview-abortion-laws.=

With approximately 93,000 women in UPS’s workforce, this is a significant number of employees already impacted, and/or at risk of being impacted in the future, by abortion restrictions. It’s critical UPS assess and mitigate abortion restriction risks that may negatively impact its workforce.

2.	The loss of access to abortion care may disrupt or prevent UPS employees from remaining in the workforce.

Abortion restrictions ultimately hurt businesses, as women with limited abortion access are more likely to drop out of the workforce. Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level.3 The Institute for Women’s Policy Research estimates that 505,000 more women, aged 15–44, would enter the workforce nationally if all state-level abortion restrictions were eliminated. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnover and time off rates.4

3.	The loss of access to abortion care may hinder companies from being able to attract talent.

Abortion restrictions also impact UPS’s ability to attract talent in those states:

o	A national survey of 3,500+ college-educated workers conducted in 2021 showed that majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.[5]

o	Another national survey of 2,210 adults conducted by Morning Consult found that by a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible. The results skew higher for millennials and Gen Z.[6]

o	Research from Lean In conducted in July 2020 indicates that more senior employees and managers are more likely to consider switching jobs in light of the overturn of Roe, and women and men of color are about twice as likely to consider switching jobs as white men and women.[7]

o	A 2022 survey by the women’s investment platform Ellevest found that 44% of US women said they would leave their current job if their employer’s views on reproductive rights didn’t align with their own. That number jumped to 56% for millennial women, who are the largest generational cohort in the workforce.[8]

This has implications for UPS’s ability to recruit workers to work in states with restrictive laws.

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3 bit.ly/37qrmMw

4 https://iwpr.org/costs-of-reproductive-health-restrictions

5 https://bit.ly/3F0JusI

6 https://www.forbes.com/sites/maggiemcgrath/2022/05/07/these-are-the-us-companies-offering-abortion-related-benefits/?sh=50f2a78676ea

7 “Abortion rights are a critical workplace issue,” LeanIn.org,

8 “Almost Half of Women Say They’d Quit If Their Employer Didn’t Agree With Them on Abortion,” Bloomberg, 9.22.22 at https://www.bloomberg.com/news/articles/2022-09-22/44-of-women-say-they-d-quit-if-employer-doesn-t-agree-on-abortion#xj4y7vzkg.

Board Opposition Statement

1.	While we applaud our company for its compensation practices and benefits, these offerings do not render the proposal’s request unnecessary.

In the opposition statement, the Board broadly lists its compensation practices and benefits. While these practices are important in retaining long-term talent and female talent, our Company and its employees are now working in a dramatically new legal environment, that is having consequences on family planning, talent pool mobility and career options. In this post-Roe environment, UPS must consider how to continue to attract and retain female employees, especially in states with limited or restricted abortion access. Our proposal is clear in its request of UPS to assess how new state policies impact their employees and consider efforts to reduce potential risks and costs of these policies to the business.

2.	UPS’s current Diversity, Equity, and Inclusion (DEI) initiatives do not fully protect our Company from the risks associated with state policies restricting abortions.

The company lists some of its DEI initiatives to communicate its focus on female recruitment and retainment--including representation in leadership goals, funding for women-centered programs and sponsorships, and Business Resources Groups (BRGs). Yet these activities will not protect the company from the female recruitment and retainment risks that are associated with abortion restrictions.

Assessing and mitigating risks associated with abortion restrictions will support  UPS in achieving its female-representation-in-leadership goals. The research is clear that access to reproductive healthcare impacts women’s future career opportunities:

-	86% of women say that being able to control if and when to become a parent has been important to their career path.[9]
-	Women who live in states with public funding for reproductive health services are more likely to have job mobility, and they are better prepared to transition from unemployment to employment.[10]
-	Access to contraception is estimated to have accounted for more than 30% of the increase in the proportion of women in skilled careers from 1970-1990.[11]

In its opposition statement, UPS makes no mention of the ways it is currently mitigating these risks. Mitigation strategies could include providing full insurance coverage of birth control and abortion, travel expenses to receive abortions in states where it is restricted, midwife services, and lactation consulting, public policy advocacy by the company, related political contributions policies, human resources or educational strategies, or a commitment to monitor state policies as they evolve to ensure women’s health needs are met.

3.	The Board also states that the proposal “is framed so broadly that it would be extremely difficult for any company operating in all 50 states and globally to create a document that would be useful.” Yet, as argued above there are several practical steps UPS could take to satisfy the concerns in the proposal while delivering great value to the Company.

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9 PerryUndem Research & Communication, 2019, Tara Health Foundation, November 5, 2019.

10 https://www.americanprogress.org/article/linking-reproductive-health-care-access-labor-market-opportunities-women/

11 https://www.nber.org/papers/w7527

Further, UPS could satisfy the proposal’s request by providing answers to a series of questions that arise from our concerns:

•	How might impending changes in the reproductive health care environment affect our employees?
•	How might impending changes in the reproductive health care environment affect the talent pool in the states where we conduct business?
•	How might our ability to meet the reproductive health care needs of our employees change in the near future?
•	Does UPS need to improve any aspects of our reproductive health care insurance or benefits to respond to the dramatically changing environment for women’s health care?
•	Would our company benefit by advocating for less restrictive public policies concerning access to reproductive health care?

UPS overcomplicates our request when we are simply asking for an evaluation of the above questions. Shareholders will benefit from knowing how the Company is assessing the impact of abortion restrictions that will have direct and indirect impacts upon employees, their families, work colleagues the Company as a whole, and its investors.

Conclusion

For all the reasons provided above, we strongly urge you to support Proposal 9. This proposal is best viewed as a transparency and accountability mechanism to produce areview by the Board of risks associated with enacted and proposed state policies limiting abortion. This review will give our Company an opportunity to adopt new strategies and mitigate these risks.

Please contact Julia Cedarholm at juliac@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 9 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.